SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                              ___________________

                                 SCHEDULE 13G

              INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
		  UNDER THE SECURITIES EXCHANGE ACT OF 1934


			     PARLUX FRAGRANCES, INC
				(Name of Issuer)


			 Common Stock, $.01 Par Value
			(Title of Class of Securities)


				    701645103
				  (CUSIP Number)

                                January 4, 2005
                 (Date of event which requires filing this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ ]  Rule 13d-1 (b)
	[X]  Rule 13d-1 (c)
	[ ]  Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G

	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

GDK, Inc.

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  n/a
	(b)  n/a

	3
SEC USE ONLY

	4
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

	5
SOLE VOTING POWER
0

	6
SHARED VOTING POWER
191,081

	7
SOLE DISPOSITIVE POWER

0

	8
SHARED DISPOSITIVE POWER
191,081

	9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
191,081

	10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	o


	11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.1%

	12
TYPE OF REPORTING PERSON*
BD


*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G



	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Caxton International Limited

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  n/a
	(b)  n/a

	3
SEC USE ONLY

	4
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

	5
SOLE VOTING POWER
0

	6
SHARED VOTING POWER
276,900

	7
SOLE DISPOSITIVE POWER
0

	8
SHARED DISPOSITIVE POWER
276,900

	9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
276,900

	10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	o


	11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.1%

	12
TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!




SCHEDULE 13G

	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

Caxton Associates, L.L.C.  22-3430173

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  n/a
	(b)  n/a

	3
SEC USE ONLY

	4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

	5
SOLE VOTING POWER
0

	6
SHARED VOTING POWER
467,981

	7
SOLE DISPOSITIVE POWER
0

	8
SHARED DISPOSITIVE POWER
467,981

	9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
467,981

	10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	o


	11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.3%

	12
TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

Bruce S. Kovner

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) n/a
       (b) n/a

	3
SEC USE ONLY

	4
CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

	5
SOLE VOTING POWER
0

	6
SHARED VOTING POWER
467,981

	7
SOLE DISPOSITIVE POWER
0

	8
SHARED DISPOSITIVE POWER
467,981

	9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
467,981

	10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	o


	11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.3%

	12
TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1(a).	Name of Issuer:
		Parlux Fragrances, Inc.


Item 1 (b).	Address of Issuer's Principal Executive Offices:
		3725 S.W. 30th Avenue
		Ft. Lauderdale, FL 33312


Item 2 (a).	Name of Person Filing:
(i)   GDK, Inc. ("GDK")
(ii)  Caxton International Limited ("Caxton International")
(iii) Caxton Associates, L.L.C. ("Caxton Associates").  Caxton
      Associates is the trading advisor to GDK and Caxton International (together with GDK and Caxton International, the "Caxton
      Accounts") and as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.
(iv)  Mr. Bruce S. Kovner.  Mr. Kovner is the Chairman of Caxton
      Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton Accounts.

Item 2 (b).    Address of Principal Business Office or, if None,
               Residence:

(i)   The address of GDK is c/o Prime Management Limited,
      Mechanics Building, 12 Church Street, Hamilton HM11,
      Bermuda.
(ii)  The address of Caxton International is c/o Prime Management
      Limited, Mechanics Building, 12 Church Street, Hamilton HM11,
      Bermuda.
(iii) The address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(iv)  The business address of Mr. Kovner is 500 Park Avenue,
      New York, NY  10022.


Item 2 (c).	Citizenship:

(i)   GDK is a British Virgin Islands corporation.
(ii)  Caxton International is a British Virgin Islands Corporation.
(iii) Caxton Associates is a Delaware limited liability company.
(iv)  Mr. Kovner is a United States citizen.


Item 2 (d).	Title of Class of Securities:
		 Common Stock

Item 2 (e).	CUSIP No:   701645103


Item 3.		If this statement is filed pursuant to Sec.
                240.13d-1(b) or 240.13d-2(b) or (c),
                check whether the person filing is a:
		Not applicable.

Item 4.		Ownership
	(a) Amount beneficially owned:


(i) The amount of shares of Common Stock beneficially owned by GDK is 191,081.
(ii) The amount of shares of Common Stock beneficially owned by Caxton International is 276,900.
(iii) The amount of shares of Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 467,981.
(iv) Mr. Kovner, by reason of being Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates, may also be deemed to beneficially own such shares.


(b)  Percent of Class:

(i)   GDK beneficially owns 2.1% of the Class of Common
      Stock.
(ii) Caxton International beneficially owns 3.1% of the Class of Common Stock.
(iii) Caxton Associates is deemed to beneficially own 5.3% of the class of Common Stock.
(iv) Mr. Kovner is deemed to beneficially own 5.3% of the Class of Common Stock.


(c)

     Number of shares as to which GDK has:
 	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  191,081
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  191,081

     Number of shares as to which Caxton International has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  276,900
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  276,900

     Number of shares as to which Caxton Associates has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  467,981
	(iii)  Sole power to dispose or to direct the disposition of:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  467,981

     Number of shares as to which Mr. Kovner has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  467,981
	(iii)  Sole power to dispose or to direct the disposition of:   0
	(iv)   Shared power to dispose or to direct the disposition
               of:  467,981



Item 5.	        Ownership of Five Percent of Less of a Class.
	        Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of
                Another Person.
	        Not Applicable.

Item 7.	        Identification and Classification of the Subsidiary
                Which Acquired the Security Reported on the Parent Holding Company.
	        Not Applicable.


Item 8.	Identification and Classification of Members of the Group.
	Not Applicable


Item 9.	Notice of Dissolution of Group.
	Not Applicable.

Item 10.	Certification.

	By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


January 6, 2005



GDK, INC.


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice President and Treasurer

By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title: Vice President and Secretary


CAXTON INTERNATIONAL LIMITED


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice President and Treasurer


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title: Vice President and Secretary



CAXTON ASSOCIATES, L.L.C.


By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Bruce S. Kovner
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact




Certification


The undersigned hereby certifies that the shares of Parlux Fragrances, Inc. purchased on behalf of GDK, Inc. and Caxton International Limited, were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




					/s/Andy Waldman
                                           Andy Waldman


 				        /s/Emil Dabora
                                           Emil Dabora





Date: January 6, 2005



			JOINT ACQUISITION STATEMENT

			PURSUANT TO RULE 13d-1(k)(l)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 6, 2005

				GDK, INC.

               			By:/s/Joseph Kelly
				Name:  Joseph Kelly
				Title: Vice President & Treasurer

				By:/s/Maxwell Quin
				Name:  Maxwell Quin
				Title: Vice President & Secretary


                                CAXTON INTERNATIONAL LIMITED

               			By:/s/Joseph Kelly
				Name:  Joseph Kelly
				Title: Vice President & Treasurer

				By:/s/Maxwell Quin
				Name:  Maxwell Quin
				Title: Vice President & Secretary


				CAXTON ASSOCIATES, L.L.C.

				By:/s/Scott B Bernstein
				Name:  Scott B. Bernstein
				Title: Secretary


			        /s/Bruce S. Kovner
   				Bruce S. Kovner, by Scott B.
                                Bernstein as Attorney-in-Fact